Atlas Copco **Press Release from the Atlas Copco Group**

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Contact:
Björn Rosengren, Busi… …, Construction and Mining Technique
+46 (0)70 417 85 02
Joanna Canton, Media Relations Manager, Group Communications
+44 1442 222312 or +44 7971 650115

SUPPL

Atlas Copco finalizes the acquisition of Ingersoll-Rand Drilling Solutions

Stockholm, Sweden, July 1, 2004: Atlas Copco AB has finalized its acquisition of Ingersoll-Rand Drilling Solutions, a business within the Ingersoll-Rand Infrastructure sector. It has a turnover of approximately MUSD 300 (MSEK 2 200) and 950 employees. The purchase price was MUSD 225 (MSEK 1 700), paid in cash.

Ingersoll-Rand Drilling Solutions is a manufacturer and distributor of drilling equipment and consumables for surface mining and construction. The business has a leading position within these product areas in the United States and a strong position on many markets elsewhere. Drilling Solutions has its head office is in Garland, Texas, and production sites in the United States, Japan and China. The transaction also includes Drilling Solutions assets in India, subject to approval by the shareholders of Ingersoll-Rand's Indian company, with this part of the transaction expected to close in the third quarter of 2004. The transaction does not include Ingersoll-Rand's France-based Montabert business unit.

The acquisition will give Atlas Copco the products to expand in the open pit mining market. It is a strategic move towards making Atlas Copco a leading supplier to the world's largest construction and mining market, the United States.

Following the acquisition, a new division has been created within the Construction and Mining Technique business area, with the name Atlas Copco Drilling Solutions. Bob Fassl has been appointed President of this new division.

In 2003, Construction and Mining Technique Business Area had revenues of MUSD 1 100 (MSEK 7 894). Through the acquisition of Ingersoll-Rand Drilling Solutions, and calculated on 2003 figures, the business area will have annual revenues of more than MUSD 1 400 (MSEK 10 100) and 6 350 employees.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

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